FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of February 22, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc
(LSE:SIG and Nasdaq NMS: SIGY
                                                                                                                       22 February 2006

                                         SIGNET GROUP - INFORMATION ON NON-EXECUTIVE DIRECTOR

For the purpose of updating previously disclosed information, Signet Group plc announces that Robert Walker, Non-Executive Director, has been appointed as a Non- Executive Director of Tate & Lyle PLC.

Enquiries:

Timothy Jackson, Investor Relations Director, Signet Group plc +44 (0) 20 7317 9707

Signet operated 1,820 speciality retail jewellery stores at 31 December 2005; these included 1,219 stores in the US, where the Group trades as "Kay Jewelers", "Jared the Galleria Of Jewelry" and under a number of regional names. At the same date Signet also operated
601 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at

www.signetgroupplc.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   February 22, 2006